UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

English translation of a press release issued by Petróleos Mexicanos on February 17, 2015.

* * *

PETRÓLEOS MEXICANOS

Date: February 17, 2015

MEXICO, D.F.

PEMEX Modifies its Strategy of Transporting Fuel through Pipelines

With the aim of strengthening fuel transportation security, Petróleos Mexicanos and its subsidiaries (“PEMEX”) will begin transporting unfinished gasoline and diesel through its pipelines. Such fuels will be transported at a stage at which they are not yet suitable for use in automotive vehicles and industrial plants.

The final processing of these fuels will take place directly at PEMEX storage terminals prior to their delivery for use in automotive vehicles and industrial activities. Users are therefore advised to ensure that the fuels supplied to them originated in PEMEX terminals. Gasoline and diesel should only be purchased from authorized PEMEX service stations or dealers, as unfinished products may damage engines. In addition, it is recommended that customers request receipts at service stations.

These actions are part of an initiative to combat the illicit market in fuels. PEMEX reaffirms its commitment to maintain a transparent relationship with Mexican society.

To anonymously report fuel thefts or any unlawful acts that may endanger the community, PEMEX has made available to the Mexican public the following toll-free phone number: 01 800 228 96 60.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director
of Finance

Date: February 24, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition, including on our ability to hire and retain skilled personnel;
•	limitations on our access to sources of financing on competitive terms;
•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico; including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.